UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51758/May 27, 2005

ADMINISTRATIVE PROCEEDINGS
File No. 3-11821

In the Matter of   :
                                         :
                                         :   ORDER MAKING FINDINGS AND
GREENTECH USA, INC.   :   REVOKING REGISTRATION OF
                                         :   SECURITIES BY DEFAULT
                                         :

       The Securities and Exchange Commission (Commission) initiated this proceeding on February 11, 2005, with an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Greentech USA, Inc. (Greentech), was served with the OIP on February 23, 2005, and its Answer was due ten days later. (OIP at 3.) To date, Greentech has not filed an Answer. The hearing was postponed and a stay was entered because the Division of Enforcement and Greentech represented that they had reached an agreement to settle the allegations. However, a settlement did not occur. On May 25, 2005, the parties submitted a Joint Motion to Enter Order Making Findings and Revoking Registration by Consent (Consent Motion).

       I find Greentech in default because it has not filed an answer to the OIP.[1] 17 C.F.R. § 201.155(a). Based on Rule 155(a) and the contents of the Consent Motion, I find the following allegations in the OIP to be true.

       Greentech, a Florida corporation headquartered in Fort Lauderdale, Florida, allegedly engaged in the sale, marketing, and rental of portable trade show displays. Greentech's securities are registered with the Commission under Section 12(g) of the Exchange Act, and are quoted on the Over-the-Counter Bulletin Board. Greentech filed an S-8 registration statement on October 14, 2003, and has not filed a post-effective amendment canceling the registration statement.

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[1] I read the Consent Motion as a request that I, in effect, accept a settlement. The Commission's Rules of Practice do not authorize an administrative law judge to take such action.

Greentech's most recent annual report filed with the Commission for the year ended December 31, 2003, contains an auditors' report not prepared or issued by the auditors identified. Greentech's three most recent quarterly reports filed with the Commission contain a balance sheet comparing the current quarter with the year ended December 31, 2003, and designating the 2003 period as "audited," when, in fact, it was not. Also, on October 15, 2004, Greentech filed an amended annual report on Form 10-KSB/A that inaccurately states that a second review of the company's financial statements is being performed by the company's auditors.

Section 17(a) of the Securities Act of 1933 (Securities Act) prohibits the employment of a fraudulent scheme or the making of material misrepresentations or omissions in connection with the offer or sale of securities. Section 10(b) of the Exchange Act and Rule 10b-5 thereunder prohibit essentially the same conduct, if committed in connection with the purchase or sale of securities. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration of securities is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Exchange Act Rule 12b-20 requires that the periodic reports contain all information necessary to ensure that the statements made in them are not materially misleading.

These findings show that Greentech has failed to comply with Section 17(a) of the Securities Act, Sections 10(b) and 13(a) of the Exchange Act, and Rules 10b-5, 12b-20, 13a-1, and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security when the Commission finds that the issuer has failed to comply with a provision of the Exchange Act or the rules and regulations thereunder. Based on the findings set forth above, I find it is necessary and appropriate for the protection of investors to revoke the registration of Greentech's securities.

Accordingly, I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Greentech USA, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge